UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number:  001-39458

Medicenna Therapeutics Corp.

(Translation of registrant’s name into English)

2 Bloor St. W. 7th Floor

Toronto, Ontario M4W 3E2

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

The information attached as Exhibits 99.1 and 99.2 shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Number 333-269868) and Form S-8 (File Number 333-240225), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medicenna Therapeutics Corp.
(Registrant)

Date: November 8, 2023	By:	/s/ Fahar Merchant
Name: Fahar Merchant, PhD
Title: Chief Executive Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Press Release of the Registrant dated October 27, 2023
99.2	Material Change Report of the Registrant dated November 3, 2023